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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

November 19, 2019

Re:	Grayscale Bitcoin Trust (BTC) (f/k/a Bitcoin Investment Trust)
Amendment No. 4 to Draft Registration Statement on Form 10-12G
Submitted September 19, 2019
CIK No. 0001588489

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director
Folake Ayoola, Staff Attorney
Robert Telewicz, Accounting Branch Chief
Eric McPhee, Senior Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Bitcoin Trust (BTC) (f/k/a Bitcoin Investment Trust) (the “Trust”), a Delaware Statutory Trust, this letter sets forth the Sponsor’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”) in your letter dated November 6, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the Registration Statement showing changes to the Registration Statement confidentially submitted to the Commission on September 19, 2019.

Set forth below are the Sponsor’s responses to the Staff’s comments. For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the revised Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form 10-12G filed September 19, 2019

The Custodian

The Custodian Role, page 72

1.

We note your disclosure on pages 72 and 97 that the Bitcoin Account is a “segregated on- blockchain custody account.” Please revise to clarify, consistent with your disclosure elsewhere, that the private keys, which allow for the transfer of ownership or control of the bitcoins, are held off-blockchain by the Custodian.

Response: The Sponsor has revised the disclosure on pages 74, 98 and 114 of Exhibit 99.1 to the Registration Statement to clarify that the Bitcoin Account is a segregated custody account controlled and secured by the Custodian to store private keys on the Trust’s behalf that uses offline storage, or cold storage, mechanisms.

Description of the Custodian Agreement

Location of Bitcoins; Account, page 96

2.

We note your disclosure here and elsewhere that the Trust’s Bitcoin “exist and are stored on the Bitcoin Blockchain.” Please revise to eliminate references to storing bitcoin on the blockchain and to clarify that the private keys, which allow for the transfer of ownership or control of the bitcoins, are held off-blockchain by the Custodian.

Response: The Sponsor has revised the disclosure on page 83 of Exhibit 99.1 to the Registration Statement to clarify that the Trust’s Bitcoin are recorded and validated on, rather than existing and being stored on, the Bitcoin Blockchain, and that private keys are stored using offline storage, or cold storage, mechanisms. The Sponsor has also revised the disclosure on page 98 to eliminate the reference to Bitcoin existing and being stored on the Bitcoin Blockchain.

Insurance, page 97

3.

We note your disclosure here and on page 25 describing the insurance coverage that you have through your parent. Please revise to describe this coverage in greater detail and how it may cover the operations of the of the trust, including its holdings. For example, the disclosure indicates that it covers theft of funds but it is not clear whether such coverage would include theft of assets such as your Bitcoin holdings.

Response: The Sponsor clarifies for the Staff that the insurance coverage is held through the parent of the Custodian rather than the parent of the Sponsor.

The Sponsor has revised the disclosure on pages 25 and 99 of Exhibit 99.1 to the Registration Statement based on information provided to the Sponsor by the Custodian to further describe the crime insurance coverage held by the Custodian’s parent and to clarify that such coverage would include theft of the Trust’s Bitcoin.

Standard of Care; Limitations of Liability, page 99

4.

We note Section 7.4 of the Trust Company Custodial Services Agreement filed as exhibit 10.1 discusses limitations on liability for cold storage addresses holding an excess of $100 million. Please revise this section to discuss this limitation and how you monitor the value of digital assets deposited in cold storage addresses for whether the threshold has been met.

Response: The Sponsor has revised the disclosure on pages 25 and 101 of Exhibit 99.1 to the Registration Statement to discuss that for so long that a cold storage address holds Bitcoin with a value in excess of $100 million (the “Cold Storage Threshold”) for a period of five consecutive business days or more without being reduced to the Cold Storage Threshold or lower, the Custodian’s maximum liability for such cold storage address shall be limited to Cold Storage Threshold.

The Sponsor monitors the value of Bitcoins deposited in cold storage addresses for whether the Cold Storage Threshold has been met by determining the U.S. dollar value of Bitcoins deposited in each cold storage address on business days. If a cold storage address is at risk of exceeding, or has exceeded, the Cold Storage Threshold, the Sponsor intends to reallocate the Bitcoins held at such cold storage address to existing or new cold storage addresses to mitigate this risk.

The Sponsor has further revised the disclosure on pages 25 and 101 of Exhibit 99.1 to the Registration Statement to discuss how it monitors the value of Bitcoins deposited in cold storage addresses for whether the Cold Storage Threshold has been met.

Glossary of Defined Terms, page 110

5.	Please update your definition of Bitcoin Account.

Response: The Sponsor has revised the disclosure on page 114 of Exhibit 99.1 to the Registration Statement to update the definition of “Bitcoin Account” to state that it is a segregated custody account controlled and secured by the Custodian to store private keys, which allow for the transfer of ownership or control of the Trust’s Bitcoin, on the Trust’s behalf.

Principal Market and Fair Value Determination, page F-22

6.

Please revise your disclosure to clarify that the Trust, through the Authorized Participant transacts in several types of markets, including dealer, broker, principal to principal and exchange markets, and that an exchange has been selected as the principal market.

Response: The Sponsor has revised the disclosure on pages 2, 49, 50 and F-7, F-8, F-22, F-23 and F-24 of Exhibit 99.1 to the Registration Statement to clarify that the Trust, through the Authorized Participant, transacts in a Brokered Market, a Dealer Market, Principal-to-Principal Markets and Exchange Markets, each as defined in the FASB Master Glossary, and that an Exchange Market has been selected as the Trust’s principal market.

Note 2. Summary of Significant Accounting Policies

Incidental Rights and IR Virtual Currency, page F-23

7.

We continue to evaluate your response to our prior comment 2. We understand that your tax status as a grantor trust is dependent on the trust holding a single asset at the time of share creations. We further understand that any digital assets received via forks and airdrops that have not been distributed to share holders do not currently hold significant value. Please confirm that our understanding is correct and also address the following:

•	Clarify for us whether it is your position that issuing a prospective abandonment notice for digital assets received via forks or airdrops is sufficient to protect your tax status as a grantor trust.

•	Confirm that your historical financial statements would not be materially different if in fact you did not meet the derecognition requirements of US GAAP.

Response:

The Sponsor confirms that, because Share creations are effected solely through contributions of Bitcoin to the Trust, the Trust’s status as a grantor trust for U.S. federal income tax purposes is dependent on the Trust’s holding no asset other than Bitcoin at the time of each Share creation. The Trust has delivered to the Custodian a written notice stating that it is irrevocably abandoning, immediately prior to the time at which it creates any Shares, any Incidental Rights or IR Virtual Currency to which it would otherwise be entitled as of such time, and the Custodian has counter-signed this notice (the “Prospective Abandonment Notice”). The Sponsor further confirms that it is the Trust’s position that the Prospective Abandonment Notice is sufficient to prevent the Trust from being treated for U.S. federal income tax purposes as holding assets other than Bitcoin at the time of any Share creation and therefore is sufficient to prevent the Trust from losing its status as a grantor trust for U.S. federal income tax purposes in connection with the creation of Shares.

The Sponsor evaluated, and intends to continue to evaluate, Incidental Rights and IR Virtual Currency arising from forks and airdrops that were subject to a prospective abandonment. The Sponsor determined that any Incidental Rights and IR Virtual Currency that have arisen in the past in connection with forks, airdrops or other similar events are currently immaterial and were immaterial to any previously issued financial statements. For this assessment, the Sponsor looked to SEC Staff Accounting Bulletin No. 99 (SAB 99), Materiality (codified in ASC 250-10-S99), which requires both a qualitative and quantitative assessment of materiality.

* * *

Please do not hesitate to contact me at 212-450-4565 or joseph.hall@davispolk.com or Hillary Coleman at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Barry E. Silbert Chief Executive Officer, Grayscale Investments, LLC

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